ITEM 77D

POLICIES WITH RESPECT TO SECURITY INVESTMENTS

On December 31, 2012, a supplement was filed with the SEC for the Merk Absolute Return Currency Fund and the Merk Currency Enhanced U.S. Equity Fund to 1) change language related to each Fund’s principal investment strategies and 2) to change the investment objective of the Merk Currency Enhanced U.S. Equity Fund.